Exhibit 4.8

[ENODIS LOGO]

Enodis Corporation - 227 Welbilt Boulevard - New Port Richey - FL 34655 - USA

Tel: 727-375-7010 - Fax: 727-375-7328 - www.enodis.com

As of June 1, 2003

Mr. David McCulloch

920 Westwinds Blvd.

Tarpin Springs, FL 34689

Dear Dave:

This letter sets forth the agreement between ENODIS CORPORATION (the “Company”) and you (referred to herein as “you” or “Executive”), with respect to your employment by the Company and certain of its divisions and/or subsidiaries.

1. Employment.

(a) Executive shall be employed by the Company on the terms and conditions set forth herein as an executive, including as Chief Executive Officer of the Group (as hereafter defined). You acknowledge that your employment by the Company or any member of the Group is “at will” and that your employment may be terminated at any time with or without cause either by you or the Company. You understand that performance of any of the Company’s obligations hereunder may be performed directly by the Company, Enodis plc, the Company’s parent (the “Parent”) and/or any other divisions or subsidiaries of the Parent (together called the “Group”). You acknowledge that your duties as Chief Executive Officer of the Group will include serving as a director of the Parent. Your duties as a director of the Parent are subject to UK law and those customarily associated with the directorship of a London Stock Exchange listed public company in the UK. You will serve as an officer and/or director of such other members of the Group as the Company or the Parent shall request from time to time and you shall not be entitled to any additional compensation by reason of such offices.

(b) Executive accepts such employment and agrees that throughout the period of his employment by the Company, he will devote his full business time, attention, knowledge and skills, faithfully and to the best of his ability in furtherance of the business of the Group and he will perform the duties assigned to him pursuant to this Paragraph 1. Executive shall during the course of his employment perform such duties and exercise such powers (consistent with such office) in respect of the Group as may from time to time be reasonably assigned to or reasonably vested in him by the Company, with the consent of the Parent’s Board of Directors (the “Board”) and shall from time to time give to the Board all such information regarding such matters as it shall reasonably require and implement and apply the policies of the Group as set forth by the Board from time to time. Executive shall report directly to the Board. Executive shall at all times be subject to, observe and carry out such rules, regulations, policies, directions and restrictions as the Parent may from time to time reasonably establish. Executive shall be headquartered in the New Port Richey, Florida area, but shall do such traveling as may be required of him in the performance of his duties. Subject to subparagraph 12(a)(ii), in the event the Company relocates your offices during your employment, at the Company’s request, Executive shall relocate subject to the

Company’s standard reimbursement policy for relocation expenses. During the period of Executive’s employment hereunder, Executive shall not, directly or indirectly, accept employment or compensation from or perform services of any nature for, any business enterprise other than the Group. Notwithstanding the foregoing, however, nothing herein shall be deemed to prohibit Executive from investing his funds in securities of any company if the securities of such company are listed for trading on a national stock exchange or traded in the over-the-counter market and Executive’s holdings therein represent less than 1% of the total number of outstanding shares or of other securities of such company.

2. Compensation.

(a) Base Salary. As compensation for Executive’s services, as provided in Paragraph 1 above, the Company will pay to Executive a base annual salary (“Base Salary”) at the rate of $600,000 per annum effective June 1, 2003. Executive’s Base Salary shall be reviewed (upwards only) by the Remuneration Committee of the Board as of October 1, 2004 and from time to time thereafter and any increase shall be wholly discretionary and based, among other things, upon the Board’s evaluation of Executive’s performance. Executive’s Base Salary shall be payable in equal installments in accordance with the Company’s applicable payroll policy.

(b) Executive Incentive and Bonus Plans. As an employee of a member of the Group, Executive shall also be eligible to participate in the Parent’s share option schemes and such other executive bonus and incentive plans as may be offered by the Parent from time to time to executives of the Group of your status. These may include cash incentive plans, long-term incentive plans, share option schemes, restricted stock schemes, bonus schemes, profit share schemes, performance bonus, stock option and deferred compensation plans from time to time. The Company shall be under no obligation to institute or continue your eligibility for such plans and any of such plans may from time to time be amended, modified or terminated. Such plans shall, however, afford Executive the opportunity to receive annually at least a target bonus of not less than 42% of his Base Salary from time to time for achieving 90% of the target, and not less than 84% of his Base Salary from time to time for achieving the target, and 140% of his Base Salary from time to time for achieving 110% of the target.

3. Executive Benefits.

(a) Welfare Benefits. Executive shall be entitled to participate, to the extent that Executive is eligible under the terms and conditions thereof, in any hospitalization or medical insurance plans, or other employee benefit plans which are generally available on a group basis to senior executives of the Group’s United States operations which may be in effect from time to time during the period of Executive’s employment hereunder.

(b) Pension. The Company shall make a payment to Executive equivalent to 25% of Executive’s Base Salary from time-to-time (the “Pension Sum”) which shall be comprised of 401(k) plan Company matching contributions, SERP contributions and the balance as a cash payment to you. The Pension Sum will accrue from day to day and is payable in respect of each of the Company’s fiscal years and to the extent that the 401(k) plan Company matching contributions and the Company SERP contributions are less than the Pension Sum, the balance of the Pension Sum shall be paid to you as a lump sum on or before the expiration of 90 days after the end of each fiscal year by credit transfer to your designated bank account.

(c) Life Insurance. The Company shall provide you with life insurance coverage of four times your Base Salary from time-to-time.

(d) Company Car. The Company shall pay you a car allowance of $11,000 per annum payable in monthly installments (subject to any applicable statutory deductions) with your Base Salary. The car allowance shall be reviewed annually in October (upwards only).

(e) Club Membership. The Company shall pay a club membership allowance of $3,000 per annum payable on June 1, 2003 and on each June 1 thereafter during the term of this Agreement.

(f) Executive Planning. The Company shall pay you an executive financial/legal planning allowance of $8,000 per annum payable on June 1, 2003 and on each June 1 thereafter during the term of this Agreement.

4. Vacations. Executive shall be entitled to 25 days off paid vacation (in addition to Company-wide holiday periods) each year during the period of Executive’s employment by the Company. The entitlement to vacation accrues pro rata throughout each calendar year. On leaving the employment of the Company, Executive will be paid for any accrued vacation days outstanding.

5. Expenses. The Company shall reimburse Executive for expenses reasonably incurred by Executive in connection with the performance of Executive’s duties hereunder and the business of the Group upon submission of appropriate vouchers and receipts and otherwise in accordance with the Company’s travel and entertainment policy, as in effect from time to time. The Company shall also reimburse Executive for the cost of membership in relevant professional organizations.

6. Confidential Information. Executive will hold in a fiduciary capacity for the benefit of the Group, all information, knowledge and data relating to or concerned with their operations, sales, pricing, budgets, plans, business and affairs (except such information as is generally known in the industry), and Executive will not, at any time hereafter, use, disclose or divulge any such information, knowledge or data to or for the benefit of any Person other than to the Company, the Parent or its designees or except as may otherwise be required in connection with the business and affairs of the Group.

7. Conflicts of Interest. Executive shall comply with the Company’s standards of conduct policy and such other policies of the Company or the Group as may be in effect from time to time during the term of Executive’s employment. Copies of such policies, as currently in effect, have been furnished to Executive.

8. Restrictive Covenant. During the term of Executive’s employment with the Company, Executive shall render his services exclusively to the Group. In addition, during the term of Executive’s employment hereunder, and for a period of one year thereafter, Executive shall not, for himself, or on behalf of any other Person, directly or indirectly, or by action in concert with others:

(a) solicit, induce or encourage any employee of the Group to terminate his or her employment or other relationship with the Group; or

(b) hire any employee (or anyone who was an employee within the preceding six months) of the Group and who was employed or engaged by the Group at Senior Management level or above and with whom you had material contact during the course of your employment with the Company; or

(c) otherwise interfere with the relationship between the Group and any of its or their employees.

Nothing herein shall be deemed to limit Executive’s obligations or the Company’s rights at law. Executive acknowledges that the provisions of this Paragraph 8 and the provisions of Paragraphs 6 and 7 are reasonable and necessary for the protection of the Company and without the limited restrictions imposed by the provisions of these paragraphs, the Company would suffer irreparable and immeasurable damage. Executive therefore expressly agrees that all of the members of the Group are third party beneficiaries of this Paragraph 8 so long as they are members of the Group and that the Company, the Parent or each other member of the Group shall be entitled to injunctive or other equitable relief to prevent the breach or threatened breach by him of the provisions of these paragraphs and to secure their enforcement and without the necessity of posting a bond.

9. Termination for Cause.

(a) “Cause” means:

(i) the willful failure of Executive to perform the reasonable duties assigned to him commensurate with his executive status for a period of at least thirty consecutive days after Executive has received written warning thereof from the Board that Executive’s services will be terminated;

(ii) commission of any act of fraud or gross negligence by Executive in the course of his employment by the Company, which, in the case of gross negligence, has a material adverse effect on the business or financial condition of the Parent, on a consolidated basis, the Company or any member of the Group;

(iii) willful misrepresentation at any time by Executive to the Board;

(iv) engagement by Executive in any conduct or the commission by Executive of any act which is, in the reasonable opinion of the Board, materially injurious or detrimental to the substantial interest of the Parent, the Company or any member of the Group;

(v) any serious or repeated breach or non-observance by Executive of his material obligations hereunder; provided that if such breach or non-observance is capable of remedy, Executive shall have failed to remedy it within such reasonable period being not less than 30 days, as is specified in a written notice from the Board specifying the breach or non-observance and requiring it to be remedied; or

(vi) a felony conviction of Executive that has a material impact on the ability of Executive to perform the duties of his position.

(b) In addition to any other rights and remedies provided by law or this Agreement, the Company, with the consent of the Board, may terminate Executive’s employment hereunder forthwith upon written notice for Cause. If Executive’s employment by the Company shall be terminated pursuant to this Paragraph 9, Executive shall be entitled to receive only the Base Salary and benefits actually earned and payable to Executive pursuant to Paragraph 2 above through the date of the termination of employment, together with any unreimbursed expenses incurred through the date of termination. Executive shall not be entitled to receive any further salary, bonus, expenses, benefits or other compensation of any kind hereunder accruing or incurred following the date of termination. Executive acknowledges that, unless otherwise provided for in any bonus plan or other incentive plans in which Executive may be eligible to participate, upon any termination of Executive’s employment with Cause, no bonus with respect to any fiscal year shall be payable unless Executive shall have been employed by the Company both at the end of such fiscal year and on the date such bonus is otherwise paid to other executives of the Company. Nothing in this Agreement shall be construed to affect or diminish any rights Executive may have under any benefits for which a premium or fee has been paid, whether such premium or fee was paid by the Company, Executive or both, such as those benefits provided under any applicable medical, disability or life insurance, plan, policy or program regardless of whether such benefits are funded, in whole or in part, by the Company or a third party.

10. Termination Without Cause. If the Company shall terminate Executive’s employment for any reason other than for Cause, or pursuant to Paragraph 14 or Executive shall terminate his employment with the Company for Good Reason (as hereafter defined) in addition to any approved unreimbursed business expenses and other Executive benefits (as discussed above), Executive shall be entitled to receive, as severance and damages and in exchange for a general release in favor of the Company and other members of the Group and the promises made by Executive hereunder the following:

(a) upon the date of termination of employment a sum equal to 12 months’ Base Salary at the then current rate;

(b) upon the date of termination of employment an amount equal to the unpaid Pension Sum for the year in which termination occurs pro rated to the date of termination plus an amount equal to the Pension Sum for an additional 12 months payable in the manner and as calculated in accordance with subparagraph 3(b) above;

(c) continuation of your medical insurance and life insurance for a period of 12 months following the date of termination of employment on the terms applicable immediately prior thereto or, if it is not reasonably practicable, to continue to provide such benefits, make a payment to you to enable you to purchase similar benefits on broadly comparable terms;

(d) on the date of termination of employment a sum equivalent to your unpaid car allowance (as set forth in subparagraph 3(d)) for such year;

(e) outplacement counseling services in an amount of $20,000 payable by the Company;

(f) your bonus applicable to the year in which the date of termination occurs, pro rated to the date of termination, payable at the same time as bonuses to other participants in the relevant bonus scheme are paid in respect of the fiscal year in which termination of employment occurs; and

(g) on the date of termination of employment pay you a sum equal to the target bonus (using the formulas applicable for the year in which the date of termination occurs and assuming the target for such year is met) but in no event less than 84% of your then Base Salary.

The Company shall procure that maximum discretions are exercised in favor of Executive under the Company’s options schemes or plans. For the purposes of the bonus due under subparagraphs 10(f) and 10(g), you shall be treated no less favorably than other executives of your status in respect of the level of bonus paid to you. For the avoidance of doubt insofar as the bonus provisions of this Paragraph conflict with the provisions of any applicable bonus scheme, the terms of this Paragraph shall prevail.

11. Termination Without Cause Following Change in Control.

(a) “Change in Control” means any of the following events:

A. if any individual or entity (a “Person”) obtains control of the Parent (within the meaning of Section 840 of the Taxes Act of 1988 of England) as a result of making a general offer to acquire shares in the Parent, or having obtained such control makes such an offer;

B. if any Person becomes bound or entitled to acquire shares in the Parent under Sections 428 to 430F of the Companies Act of 1985 of England or Articles 421 to 423 of the Companies (Northern Ireland) Order 1986 of England, or if the Parent passes a resolution for voluntary winding up, or if an order is made for the compulsory winding up of the Parent; or

C. if a court of competent jurisdiction sanctions a compromise or arrangement with respect to the Parent under Section 425 of the Companies Act of 1985 of England or Article 418 of the Companies (Northern Ireland) Order 1986 of the laws of England; or

D. any sale in a single transaction or series of related transactions or other transfer or disposition of 50% or more of the consolidated business (measured by revenue, operating profits or operating assets) of such the Group to a third party unrelated to the Parent.

For the purposes of clause A, a Person shall be deemed to have obtained control of the Parent if the Person and others acting in concert with the Person have together obtained control of the Parent. Any reorganization of the Parent shall not be deemed a Change in Control so long as the public shareholders of the Parent prior to such reorganization continue to own substantially all of the Group following such reorganization. For example, the insertion of a new company in the place of the Parent or a transitory merger shall not be deemed a Change in Control.

(b) If the Company shall terminate Executive’s employment without Cause within one year following a Change of Control, instead of the payments under subparagraphs 10(a), (f) and (g), Executive shall be entitled to receive, as severance and damages and in exchange for a general release in favor of the Company, the Parent and the other members of the Group and the other promises made by Executive hereunder, and as Executive’s sole and exclusive right and remedy on account of such termination, a termination payment equal to 24 months’ Base Salary at the then current rate, plus his target bonus if any, for the then current fiscal year, pro rated to his date of termination plus an amount equal to two (2) times his full target bonus (using the formulas applicable for the year immediately prior to the Change in Control and assuming the target was met for such year) but in no event less than two (2) times 84% of Executive’s then Base Salary (collectively, the “Termination Payment”). In such event, the Termination Payment shall be paid in a lump sum concurrently with Executive’s delivery of a general release in favor of the Company, the Parent and the other members of the Group. Any bonus with respect to any fiscal year of the Company ended prior to such Change in Control or termination of employment shall be paid to Executive at the time it would otherwise be payable as if Executive had remained employed by the Company without a Change in Control. Executive shall also be entitled to receive (i) any approved unreimbursed business expenses, (ii) the sums and benefits set forth in subparagraphs 10(b), (c), and (d) except that they shall be payable for 24 months rather than the 12 months set forth in those subparagraphs, and (iii) the outplacement counseling services referenced in subparagraph 10(e).

12. Termination for Good Reason.

(a) Executive may terminate Executive’s employment with the Company, and receive the termination payment(s) and benefits as provided in this Paragraph upon the happening of any of the following, which shall be considered “Good Reason”:

(i) the assignment of Executive without his consent to a position having responsibilities or duties of a materially lesser status than those contemplated by Paragraph 1 as they may be changed from time to time with Executive’s consent;

(ii) if Executive’s place of business is relocated to a distance of more than 100 miles from New Port Richey, Florida; or

(iii) upon a Change of Control provided Executive has given the Company at least ten (10) days’ prior written notice of his election to terminate his employment and such notice is given within one year following a Change of Control.

(b) In the event Executive terminates his employment for Good Reason as provided in clauses (i) or (ii) of subparagraph 12(a), Executive shall be entitled to a termination payments and benefits in the amount and manner as provided in subparagraphs 10(a) through (g) above. In the event Executive terminates his employment for Good Reason as provided in clause (iii) of subparagraph 12(a), Executive shall be entitled to a termination payment and benefits in the amount and manner as provided in subparagraph 11(b) above. Executive shall not otherwise be entitled to receive any further compensation hereunder.

13. Disability

(a) “Disability” shall mean “disability” or “disabled” as determined under the Group’s short term disability plan or policy as it may exist or be applicable from time to time to senior executives of the Company working at its United States headquarters (the “STD Plan”) but in no event shall such determination be more rigorous than under the STD Plan as it exists as of the date hereof (the “Existing STD Plan”).

(b) Anything in this Agreement to the contrary notwithstanding, during at least the first six months of any Disability, in lieu of his Base Salary and his benefits under Paragraphs 2 through 4 hereof, Executive shall receive benefits under the STD Plan but in no event shall those benefits be less than the benefits payable under the Existing STD Plan. If Executive continues to be Disabled for a period of more than six consecutive months (or such longer period as may be provided in the STD Plan), then he will cease to be entitled to any salary continuation benefits or bonus accrual (unless the STD Plan so provides). Whether or not provided by the STD Plan, during the first six months of any Disability, provided he remains an employee of the Group, Executive shall continue to be eligible to receive and accrue his incentive bonus and receive options pursuant to Paragraph 19(e). Executive’s rights under any existing options shall continue to be governed and construed in accordance with the plans and/or schemes under which they were granted and any applicable option agreements between Executive and the Company or the Parent.

(c) If Executive shall become Disabled, Executive acknowledges that he will continue as an employee of the Company until his employment terminates under this Agreement but the Parent may request that he cease to be an officer or director of the Parent, the Company and members of the Group until such time as he is able to resume his duties hereunder. In such event, he shall resign or be replaced by the Parent in such offices and the same shall not constitute “Good Reason” nor a breach of this Agreement. At such time as Executive is able to resume his duties hereunder, provided his employment has not yet been terminated, he shall resume such duties and resume receiving his compensation and benefits as provided in this Agreement and shall be reappointed or reelected to the offices from which he resigned or was replaced, as the case may be, as soon as reasonably practicable.

14. Termination for Death or Disability. The Company may terminate Executive’s employment hereunder forthwith upon his death or Disability for twelve consecutive months. Such termination in the case of death shall be effective on the death of Executive and any termination by reason of Disability shall be effective upon written notice from the Company of its election to terminate Executive’s employment. If Executive’s employment is terminated pursuant to this Paragraph 14,

Executive shall be entitled to receive from the Company (subject to the limitations in Paragraph 13) only the following: his Base Salary and other benefits through the date of termination and in exchange for a general release in favor of the Company and other members of the Group and the promises made by Executive hereunder, he shall be entitled to receive, as and when otherwise paid by the Group, any bonus due Executive with respect to any fiscal year ended prior to the effective date of his termination plus his bonus applicable to the year in which the date of termination occurs, pro rated to the date of termination. Executive’s rights with respect to any options he may hold at the time of termination shall be governed by the plan and/or scheme under which such options were granted and any applicable option agreements between Executive and the Company or the Parent. Nothing in this Agreement shall be construed to affect or diminish any rights Executive may have under any benefits for which a premium or fee has been paid, whether such premium or fee was paid by the Company, Executive or both, such as those benefits provided under any applicable medical, disability or life insurance, plan, policy or program regardless of whether such benefits are funded, in whole or in part, by the Company or a third party.

15. Notices. Any notice required, permitted or desired to be given pursuant to any of the provisions of this Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered in person or sent by certified mail, return receipt requested, postage and fees prepaid, or by national overnight delivery prepaid service to the parties at their addresses set forth above. Either of the parties hereto may at any time and from time to time hereafter change the address to which notice shall be sent hereunder by notice to the other party given under this Paragraph 13. The date of the giving of any notice sent by mail shall be the date of the posting of the mail, except that notice of an address change shall be deemed given when received.

16. Resignations. Termination of your employment under this Agreement by you or the Company for any reason, with or without Cause, shall constitute your resignation as an officer and director of the Parent and all members of the Group.

17. Assignment. Neither this Agreement nor the right to receive any payments hereunder may be assigned by Executive. It is the intention of the parties hereto that Executive remain employed pursuant to the provisions hereof by any successor of the Company, whether by merger, consolidation, acquisition of all or substantially all of the business or assets, or otherwise, and the Company shall have the right to assign this Agreement to any such successor in interest. This Agreement shall be binding upon Executive, his heirs, executors and administrators and upon the Company, its successors and assigns.

18. Patents and Other Property. Any interests in trademarks, patents, patent applications, inventions, developments and processes which Executive may develop during the term of this Agreement relating to the fields in which the Company or other members of the Group may then be engaged, shall belong to the Company. Executive agrees to execute any trademark assignment or other instrument as the Company may deem reasonably necessary to evidence, establish, maintain, protect, enforce and or defend any and all of the Company’s interests under this Paragraph 18. All such interests shall vest in the Company, whether or not such instrument is requested, executed or delivered. If Executive shall not so execute or deliver any such instrument after reasonable opportunity to do so, the Company shall have the right to do so in Executive’s name, place and stead and the Company is hereby irrevocably appointed as Executive’s attorney-in-fact for such purpose, which power is coupled with an interest.

19. Option Grants.

(a) Executive shall have the economic benefits of an option to purchase 1,500,000 ordinary shares of the Parent at an exercise price of 39p per share granted under the Parent’s 2001 Executive Share Option Scheme (the “2001 Scheme”) a summary of which is attached hereto (the

“Option”). The Option and exercise thereof shall be subject to all of the terms and conditions of the 2001 Scheme. As soon as practical after the date hereof you shall be granted the Option under the Parent’s 2001 Scheme or under any other plan or arrangement having terms substantially the same as the 2001 Scheme. The parties acknowledge that the Option may consist of one or more options granted under the same plan or arrangement or different plans or arrangements and the shares issued to Executive upon exercise of the Option may consist of newly issued shares or shares previously outstanding and acquired by the Company or the Parent. Until such time as the Option is granted in full, the Company shall provide Executive with the same economic benefits as if such Option had been granted as of June 1, 2003. Namely, prior to the actual grant of the Option but subject to your right to exercise the Option on the same terms and conditions as apply and to the same extent permitted under the 2001 Scheme, on written notice to the Company given by you on or before May 31, 2013, you will be entitled to receive from the Company a gross cash payment (subject to the usual statutory deductions) in an amount equal to the amount by which the Company’s ordinary share closing price on the date on which you give such notice exceeds 39p (the “Spread”) multiplied by 1,500,000 (subject to adjustment as provided in the 2001 Scheme as if the 1,500,000 had been ordinary shares on June 1, 2003) or such lesser number of shares in respect of which the Option is then exercisable under the terms of the 2001 Scheme and for which no Option to purchase such shares has been granted as at the date of such notice.

(b) If the Option has not been granted for the full 1,500,000 shares prior to the date of termination of your employment, then your rights to the benefits of the Option for the number of shares for which no Option has been granted shall be dealt with and continued on the same terms as an option would have been treated under the 2001 Scheme. In the event that the exercise price at which the all or any portion of the Option is granted is required to be greater than 39p per share, then the Company shall, concurrently with your exercise of such Option, make a cash payment to you for the Spread for each share purchased upon exercise of the Option equal to the difference between 39p and the actual exercise price of the Option for such share (the “Make-up Payment”). If any portion of the Option which may have been granted at an exercise price of more than 39p per share becomes exercisable in accordance with the terms of the 2001 Scheme but is not exercised prior to its expiration or termination, then the Company shall make a cash payment to you upon expiration or other termination of all or any portion of the Option in accordance with the terms of the 2001 Scheme equal to the Make-up Payment for each share subject to the expiring or terminating Option. All of the foregoing shall be subject to regulatory and other restrictions applicable to the Company.

(c) In the event the Company makes any cash payments to Executive upon exercise of the Option under Paragraph 19(a) or Paragraph 19(b), then the Company shall pay Executive an additional amount, on a grossed up basis, which may be necessary to give Executive the same economic benefit (i.e. long term capital gain tax rate versus ordinary income tax rate) Executive would have received had the Option been granted on June 1, 2003 subject to the 2001 Scheme and on the date the Option is exercised, the applicable shares which would have been acquired on the exercise of the Option had immediately been sold by Executive. Notwithstanding the foregoing, the maximum amount of the Spread (gain) to which this subparagraph shall apply is 11p per share.

(d) By way of illustration of the foregoing—Assume that Executive has been granted an option under the 2001 Scheme to purchase 1,000,000 ordinary shares at 50p per share but that no option has been granted with respect to 500,000 ordinary shares. Assume also that at March 1, 2007, all of the performance conditions under the 2001 Scheme have been met so that the Option has become fully exercisable and the market price of the Parent’s ordinary shares is £2 and that Executive elects to exercise the Option in full. In such a case, Executive will receive a cash payment under Paragraph 19(a) equal to 500,000 times 161p (200p minus 39p) or £805,000; 1,000,000 ordinary shares under the option upon payment of the exercise price of 50p per share; the Make-up Payment under Paragraph 19(b) equal to 11p times 1,000,000 or £110,000; and, if applicable, an additional payment under Paragraph 19(c) in respect of £55,000 of the £805,000 payment made pursuant to Paragraph 19(a) and with respect to the £110,000 Make-up Payment made pursuant to Paragraph 19(b).

(e) From and after October 1, 2003, Executive will receive appropriate market determined grants of share options at least equal to one-times his then Base Salary at such times as share options are granted to other senior executives of the Group generally but in no event more than once in any fiscal year.

20. Agreement Amendments. The Company and you agree to diligently and in good faith negotiate revised terms of short-term and long-term incentives and benefits for you which terms will be consistent with those of Chief Executive Officers of United States based enterprises similar to the Parent, effective October 1, 2003 and set forth in an amended and restated employment agreement between the Company and you. Notwithstanding the foregoing, in no event shall the present economic value of the benefits, bonus plans and share schemes be less than those currently provided to you.

21. Executive’s Representations and Warranties. Executive represents and warrants to the Company as follows:

(a) Executive has the unfettered right to enter into this Agreement on the terms and subject to the conditions hereof, and Executive has not done or permitted to be done anything which may curtail or impair any of the rights granted to the Company herein.

(b) Neither the execution and delivery of this Agreement by Executive nor the performance by Executive of any of Executive’s obligations hereunder constitute or will constitute a violation or breach of, or a default under, any agreement, arrangement or understanding, or any other restriction of any kind, to which Executive is a party or by which Executive is bound.

22. Indemnification. The Company agrees to hold harmless and indemnify Executive to the full extent permitted by law against all damages and/or losses which Executive may suffer as a result of any third party claim, action, suit or proceeding to which he may become a party by reason of Executive’s services as, and/or for activities engaged in by Executive while Executive is acting as an officer and/or Executive of the Company or any member of the Group; and for any increase in your tax liability arising from any compensation paid to you under this Agreement imposed by any jurisdiction other than the United States and any jurisdiction within the United States; provided, however, that no such indemnification shall be paid to the extent any such damages or losses shall arise through the gross negligence, bad faith or misconduct of Executive or the breach by Executive of any of Executive’s obligations under this Agreement. This indemnity shall survive the termination of this Agreement and the release of the Company and its affiliates contemplated hereby.

23. Waiver. No course of dealing nor any delay on the part of either party in exercising any rights hereunder will operate as a waiver of any rights of such party. No waiver of any default or breach of this Agreement shall be deemed a continuing waiver or a waiver of any other breach or default.

24. Governing Law. This Agreement shall be governed, interpreted and construed in accordance with the laws of the State of Florida applicable to agreements entered into and to be performed entirely therein.

25. Partial Invalidity. If any clause, paragraph, section or part of this Agreement shall be held or declared to be void, invalid or illegal for any reason by any court of competent jurisdiction, such provision shall be ineffective but shall not in any way invalidate or affect any other clause, paragraph, section or part of this Agreement.

26. Modifications. Executive acknowledges and agrees that the Company has not made nor is making, and in executing this Agreement Executive has not relied upon, any representations, promises or inducements except to the extent that the same are expressly set forth in this Agreement. This Agreement shall not be altered or modified except in writing, duly executed by the parties hereto.

27. Binding Effect. This document is not intended to constitute an Agreement, commitment, or offer of employment binding upon the Company until and unless executed on behalf of the Company, as provided below, and no representative of the Company has authority to make any commitment or to give any assurance to the contrary.

28. Entire Agreement. This Agreement contains and or incorporates all the understandings between Executive and the Group with respect to Executive’s employment with the Group and supersedes all prior agreements and understandings between Executive and the Company or any member of the Group on the subject matter hereof including, without limitation, the agreement dated October 1, 2001 between Executive and the Company. Executive and the Parent have separately executing a letter of appointment relating to Executive’s service as a Director of the Parent and such letter is separate from and in addition to this Agreement. The parties intend that the rights and benefits provided herein are in lieu of the rights and benefits provided by law and Executive hereby, to the fullest extent permitted by applicable law, including the laws of the United Kingdom, waives any rights he may have to any greater benefits provided by law on termination.

29. Counterparts. This Agreement may be executed in one or more counterparts which, when taken together shall constitute one Agreement.

If the foregoing correctly sets forth our understanding and agreement, please sign where indicated below.

Very truly yours,

ENODIS CORPORATION

By:	/s/ Irwin Shur
Name: Irwin Shur
Title: Vice President and Secretary

AGREED TO AND ACCEPTED:

/s/ David S. McCulloch
David S. McCulloch